DESCRIPTION OF SECURITIES

References to the “Company” herein are, unless the context otherwise indicates, only to Hawaiian Holdings, Inc. and not to any of its subsidiaries. The following is a summary of the Company’s capital stock and certain provisions of its Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and Amended and Restated By-laws (the “By-laws”). This summary does not purport to be complete and is qualified in its entirety by the provisions of the Certificate of Incorporation, the By-laws and the Delaware General Corporation Law (the “DGCL”).

Summary

The authorized capital stock of the Company consists of 120,000,000 shares, consisting of (i) 118,000,000 shares of common stock, par value $0.01 per share, and (ii) 2,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

A holder of common stock is entitled to one vote for each share held of record on all matters on which stockholders generally are entitled to vote. Subject to certain limitations in our Certificate of Incorporation and to the preference applicable to any outstanding Special Preferred Stock, the holders of common stock will be entitled to receive ratably such dividends as may be declared by our Board of Directors (the “Board”) out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of Special Preferred Stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. The outstanding shares of common stock are fully paid and non-assessable.

Special Preferred Stock

The IAM, AFA and ALPA (each a “Union,” and collectively, the “Unions”) each hold one share of Series B Special Preferred Stock, Series C Special Preferred Stock and Series D Special Preferred Stock, respectively, that entitles each Union to nominate one director. In addition to the rights described above, each series of the Special Preferred Stock, unless otherwise specified: (1) ranks senior to the common stock and ranks pari passu with each other such series of Special Preferred Stock with respect to our liquidation, dissolution and winding up and will be entitled to receive $0.01 per share before any payments are made, or assets distributed to holders of any stock ranking junior to the Special Preferred Stock; (2) has no dividend rights unless a dividend is declared and paid on the common stock, in which case the Special Preferred Stock would be entitled to receive a dividend in an amount per share equal to two times the dividend per share paid on the common stock; (3) is entitled to one vote per share of such series and votes with the common stock as a single class on all matters submitted to holders of the common stock; and (4) automatically converts into the common stock on a 1:1 basis at such time as such shares are transferred or such holders are no longer entitled to nominate a representative to our Board pursuant to their respective collective bargaining agreements. The shares of Special Preferred Stock are not redeemable, and no holder of the shares of Special Preferred Stock has any preemptive or preferential rights of subscription for or to purchase any shares of any class or stock or other securities.

Anti-Takeover Effects of Our Certificate of Incorporation and By-laws, of Delaware Law and of Federal Law

Certain provisions of our Certificate of Incorporation and By-laws, and of the DGCL could have the effect of delaying, deferring, or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board. However, these provisions could also have the effect of discouraging others from attempting hostile takeovers. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Board of Directors Vacancies

Our Certificate of Incorporation and By-laws authorize the majority of directors then in office to fill vacant directorships, including newly created seats; provided however, that so long as there is a holder of Series B Special

Preferred Stock, Series C Special Preferred Stock or Series D Special Preferred Stock, the board may fill a Series B-, Series C- or Series D- nominated director vacancy, respectively, with only a person nominated to the Board by the respective holder of Series B Special Preferred Stock, Series C Special Preferred Stock or Series D Special Preferred Stock. In accordance with the procedures provided in the By-laws, if a Series B, Series C, or Series D vacancy on the Board is not filled within 30 days, the relevant series may fill such vacancy by majority vote. In addition, the number of directors constituting our Board are permitted to be set only by a resolution adopted by a majority vote of our entire Board. These provisions would prevent a stockholder from increasing the size of our Board and then gaining control of our Board by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our Board and will promote continuity of management.

Stockholder Action; Special Meeting of Stockholders

We have provided in our Certificate of Incorporation that the holders of our common stock may not act by written consent. This limit on the ability of the holders of our common stock to act by written consent may lengthen the amount of time required to take stockholder actions. As a result, no stockholder, regardless of how large its holdings of our stock are, would be able to amend our By-laws or remove directors without holding a stockholders meeting.

Further, we have provided in our By-laws that special meetings of our stockholders may be called only by our Board or the chairman of our Board, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock makes it possible for our Board to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring or preventing hostile takeovers or delaying or preventing changes in control or management of our company.

Exclusive Forum

Our By-laws provide that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware or, if such court lacks jurisdiction, any other state or federal court located in the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers or other employees to us or our stockholders; (iii) any action asserting a claim against us or any of our directors, officers or other employees arising pursuant to any provision of the DGCL or our Certificate of Incorporation or By-laws (as each may be amended or restated from time to time); or (iv) any action asserting a claim against us or any of our directors, officers or other employees governed by the internal affairs doctrine. This exclusive forum provision will not apply to any causes of action arising under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers.

Amendment of Charter Provisions

Amendments to our Certificate of Incorporation requires the approval of the holders of at least 2/3rds of our then outstanding capital stock.

Requirements for Advance Notification of Stockholder Nominations and Proposals

The By-laws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board or a committee of our Board. The By-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Provisions of Delaware Law Governing Business Combinations

We have elected not to be governed by Section 203 of the General Corporation Law.

Ownership by Non-U.S. Citizens

Federal law prohibits non-U.S. citizens from owning more than 25% of the voting interest of a U.S. air carrier or controlling a U.S. air carrier. Our Certificate of Incorporation prohibits the ownership or control of more than 25% (to be increased or decreased from time to time, as permitted under the laws of the U.S.) of our issued and outstanding voting capital stock by persons who are not “citizens of the United States”. As of December 31, 2019, we believe we were in compliance with federal law as it relates to voting stock held by non-U.S. citizens.

Listing

Our Common Stock is listed on The Nasdaq Global Select Market under the symbols “HA”.